1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 212 261 3333 Fax www.dechert.com SHAYNA GILMORE shayna.gilmore@dechert.com +1 202 261 3362 Direct +1 202 261 8365 Fax

August 9, 2022

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 857 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to the comments you provided to Jonathan Blaha and me during a telephonic discussion on March 25, 2022 with respect to your review of Post-Effective Amendment No. 857 (“PEA No. 857”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2022. PEA No. 857 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs Emerging Markets Equity ex. China Fund, a new series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the applicable registration statement.

1.	Comment: Please provide the completed “Annual Fund Operating Expenses” table and “Expense Example” table for the staff’s review.

Response: The Registrant has included the completed “Annual Fund Operating Expenses” table and “Expense Example” table in Appendix A hereof.

2.

Comment: The Staff notes that the “Summary—Principal Strategy” section of the Prospectus states that “[t]he Investment Adviser employs a fundamental investment process that may integrate environmental, social and governance (“ESG”) factors.” Please disclose the ESG factors or criteria the Investment Adviser may consider in the principal strategies disclosure responsive to Item 4 of Form N-1A.

Response: The Registrant respectfully declines to incorporate such disclosure at this time. The Registrant notes, however, that the type of ESG factors that the GSAM Global Emerging Markets Equity team may consider, along with the traditional fundamental factors that the GSAM Global Emerging Markets Equity team may consider, are currently disclosed in the “Investment Management Approach – Principal Investment Strategies” section of the Prospectus. This disclosure is provided below:

The GSAM Global Emerging Markets Equity team may integrate ESG factors with traditional fundamental factors as part of its fundamental research process to seek to assess overall business quality and valuation, as well as potential risks. Traditional fundamental factors that the GSAM Global Emerging Markets Equity team may consider include, but are not limited to, cash flows, balance sheet leverage, return on invested capital, industry dynamics, earnings quality and profitability. ESG factors that the GSAM Global Emerging Markets Equity team may consider include, but are not limited to, carbon intensity and emissions profiles, workplace health and safety, community impact, governance practices and stakeholder relations, employee relations, board structure, transparency and management incentives. The identification of a risk related to an ESG factor will not necessarily exclude a particular security or sector that, in the GSAM Global Emerging Markets Equity team’s view, is otherwise suitable and attractively priced for investment, and the GSAM Global Emerging Markets Equity team may invest in a security or sector without integrating ESG factors or considerations into its fundamental investment process. The relevance of specific traditional fundamental factors and ESG factors to the fundamental investment process varies across asset classes, sectors and strategies. The GSAM Global Emerging Markets Equity team may utilize data sources provided by third-party vendors and/or engage directly with issuers when assessing the above factors.

Consistent with Item 4 of Form N-1A, the “Summary – Principal Strategy” section of the Prospectus summarizes how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies. This section includes a summary of the Investment Adviser’s fundamental investment process, which “may integrate [ESG] factors with traditional fundamental factors.” The Registrant believes that the Fund’s “layered” disclosure approach is consistent with Form N-1A and prior published SEC Staff guidance1 and is appropriate in light of, and facilitates investors’ understanding of, the Fund’s principal investment strategies.

[1]	See Guidance Regarding Mutual Fund Enhanced Disclosure, SEC Staff IM Guidance Update (No. 2014-08) (June 2014), available at https://www.sec.gov/investment/im-guidance-2014-08.pdf.

3.	Comment: Please revise the Prospectus and Statement of Additional Information consistent with the March 6th Goldman Sachs Asset Management Statement on the Russia-Ukraine War.

Response: Per discussion with the Staff, the Fund intends to file a supplement concurrently with the 485(b) filing, notifying shareholders that the Fund is not currently investing in Russian securities. At such time as the Fund determines to begin investing in Russian securities, the Fund will file another supplement to notify shareholders of the change.

4.	Comment: Please consider adding disclosure regarding the conflict in Eastern Europe as part of the “Summary – Principal Risks of the Fund” section.

Response: The Registrant has revised the “Summary – Principal Risks of the Fund – Foreign and Emerging Countries Risk” section of the Prospectus as follows:

Foreign and Emerging Countries Risk. Foreign securities may be subject to risk of loss (including total loss) because of more or less foreign government regulation; less public information; less stringent investor protections; less stringent accounting, corporate governance, financial reporting and disclosure standards; and less economic, political and social stability in the countries in which the Fund invests. The imposition of sanctions, exchange controls (including repatriation restrictions), confiscations, trade restrictions (including tariffs) and other government restrictions by the United States and other governments, or from problems in share registration, settlement or custody, may also result in losses. The type and severity of sanctions and other similar measures, including counter sanctions and other retaliatory actions, that may be imposed could vary broadly in scope, and their impact is impossible to predict. For example, the imposition of sanctions and other similar measures could, among other things, cause a decline in the value and/or liquidity of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country and increase market volatility and disruption in the sanctioned country and throughout the world. Sanctions and other similar measures could limit or prevent the Fund from buying and selling securities (in the sanctioned country and other markets), significantly delay or prevent the settlement of securities transactions, and significantly impact the Fund’s liquidity and performance. Foreign risk also involves the risk of negative foreign currency exchange rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. These risks may be more pronounced in connection with the Fund’s investments in securities of issuers located in, or otherwise economically tied to, emerging countries.

…

Market Risk. The value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets. Events such as war, military conflict, acts of terrorism, social unrest, natural disasters, recessions, inflation, rapid interest rate changes, supply chain disruptions, sanctions, the spread of infectious illness or other public health threats could also significantly impact the Fund and its investments.

In addition, the Registrant has made corresponding changes in the “Risks of the Fund – Foreign Risk” section of the Prospectus.

5.

Comment: Regarding the “Summary – Principal Risks of the Fund – Sector Risk” section, if the Fund intends to focus its investments in the energy sector (i.e., oil and gas), consider including disclosure specifically stating so and discuss the impact of the conflict in Ukraine and related sanctions on Russia on the energy sector.

Response: The Registrant confirms that the Fund does not intend to focus its investments in the energy sector. As such, no revisions were made in response to this comment.

6.	Comment: Please incorporate any revisions to disclosure in Item 4 to the Item 9 disclosure, as applicable.

Response: The Registrant has incorporated this comment.

7.

Comment: Regarding the benchmark description in “Investment Management Approach – Principal Investment Strategies” section of the Prospectus, please include the following disclosure or explain supplementally why it is not applicable to the MSCI Emerging Markets ex China Index.

For this Index, the dividend is reinvested after deduction of withholding tax, applying the rate to nonresident individuals who do not benefit from double taxation treaties. This series approximates the minimum possible reinvestment of regular cash distributions.

Response: The Registrant has incorporated this comment.

8.

Comment: Regarding the benchmark description in “Investment Management Approach – Principal Investment Strategies” section of the Prospectus, please include the following disclosure or explain supplementally why it is not applicable to the MSCI Emerging Markets ex. China Index:

The MSCI Emerging Markets ex. China Index (Net, USD, Unhedged) does not reflect any deductions of expenses associated with mutual funds such as management fees and other expenses.

Response: The Registrant has incorporated this comment.

9.	Comment: Please incorporate all comments regarding the Multi-Class Prospectus to the Class P Prospectus.

Response: The Registrant has incorporated this comment.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3362 if you wish to discuss this correspondence further.

Sincerely,

/s/ Shayna Gilmore
Shayna Gilmore

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.
Curtis A. Tate, Goldman Sachs Asset Management, L.P.
Brenden P. Carroll, Dechert LLP

Appendix A

Fees and Expenses of the Emerging Markets Equity ex. China Fund (Class A, Class C, Institutional, Investor, Class R, and Class R6 Shares)

Shareholder Fees

(fees paid directly from your investment)

	Class A	Class C	Institutional	Investor	Class R	Class R6
Maximum Sales Charge (Load) imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds)[1]	None	1.00%	None	None	None	None

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Institutional	Investor	Class R	Class R6
Management Fees	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
Distribution and Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses[2]
Service Fees	0.00%	0.25%	0.00%	0.00%	0.00%	0.00%
All Other Expenses	1.26%	1.26%	1.14%	1.26%	1.26%	1.13%

Total Annual Fund Operating Expenses	2.41%	3.16%	2.04%	2.16%	2.66%	2.03%
Fee Waiver and Expense Limitation[3]	0.98%	0.98%	0.98%	0.98%	0.98%	0.98%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	1.43%	2.18%	1.06%	1.18%	1.68%	1.05%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The “Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[3]

The Investment Adviser has agreed to (i) waive a portion of its management fee payable by the Fund in an amount equal to any management fees it earns as an investment adviser to any affiliated funds in which the Fund invests, except those management fees it earns from the Fund’s investments of cash collateral received in connection with securities lending transactions in affiliated funds; and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.124% of the Fund’s average daily net assets. These arrangements will remain in effect through at least August 16, 2023, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Expense Example of the Emerging Markets Equity ex. China Fund (Class A, Class C, Institutional, Investor, Class R, and Class R6 Shares)

	1 Year	3 Years
Class A Shares	$688	$1,172
Class C Shares
- Assuming complete redemption at end of period	$321	$883
- Assuming no redemption	$221	$883
Institutional Shares	$108	$545
Investor Shares	$120	$582
Class R Shares	$171	$733
Class R6 Shares	$107	$542

Fees and Expenses of the Emerging Markets Equity ex. China Fund(Class P Shares)

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class P
Management Fees	0.90%
Other Expenses[1]	1.13%

Total Annual Fund Operating Expenses	2.03%
Expense Limitation[2]	0.98%%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	1.05%

[1]	The “Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to (i) waive a portion of its management fee payable by the Fund in an amount equal to any management fees it earns as an investment adviser to any affiliated funds in which the Fund invests, except those management fees it earns from the Fund’s investments of cash collateral received in connection with securities lending transactions in affiliated funds; and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.124% of the Fund’s average daily net assets. These arrangements will remain in effect through at least August 16, 2023, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Expense Example of the Emerging Markets Equity ex. China Fund (Class P Shares)

	1 Year	3 Years
Class P Shares	$107	$542